LPATH, INC.

6335 Ferris Square, Suite A

San Diego, CA  92121

December 16, 2005

Mr. Raj Rajan

Staff Accountant

Securities Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Form 8-K filed 12/06/05
File No. 000-50344
For Lpath, Inc. (the “Company”)

Dear Mr. Rajan:

We have reviewed the comments that were contained in your letter to us dated December 9, 2005 regarding the Company’s Form 8-K filed December 6, 2005.  Please find herein below the Company’s responses to the questions set forth in your letter.

For your convenience, we have incorporated into this response letter your original requests and the Company’s responses in italics, as follows:

1.             We note your disclosure regarding going concern paragraph included in the audit report for the years ended December 31, 2003 and 2002.  However, we note that audit reported February 24, 2005 for the year ended December 31, 2004 included in your Form 10-KSB filed March 1, 2005 contained a paragraph discussing going concern.  Accordingly, please revise to indicate that accountant’s report on the financial statements for the year ended December 31, 2004 and 2003 contained disclosure of uncertainty regarding the ability to continue as a going concern in accordance with Item 304(a)(1)(ii) of Regulation S-B.  Please revise.

We note the Staff’s comment above and will revise the disclosure contained in Section (a)(ii) of Item 4.01 of the Form 8-K filed on December 6, 2005, as follows (changes shown in blacklined form):

“The audit reports of Beckstead on the financial statements of the Registrant as of December 31, 2003 and 2002 and as of December 31, 2004 and 2003 ~~for the two year period ended December 31, 2003~~ and for the period from September 18, 2002 (date of inception) through December 31, 2004~~3~~ did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles, except that ~~it~~ they ~~was~~ were ~~modified~~ qualified as to the Registrant’s ability to continue as a going concern and contained a separate paragraph stating that ‘As discussed in Note 2 to the financial statements, the Company has had limited operations and have not commenced planned principal operations.  This raises substantial doubt about its ability to continue as a going concern.  Management’s plan in regard to these matters are also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty’.”

2.             To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

We note the Staff’s comment above and will obtain an updated Exhibit 16 letter from the Company’s former accountants.  Once this updated Exhibit 16 letter is obtained, it will be filed as appropriately as part of a Form 8-K/A.

In connection with responding to your comments, the Company acknowledges the following:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned or with any questions or comments on the above.

Sincerely,

/s/ Scott Pancoast
Scott Pancoast
President and
Chief Executive Officer